Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-199861 of New Moon B.V. on Form S-4 of our report dated October 23, 2014 related to the combined financial statements of The Developed Markets Branded Generics Pharmaceuticals Business of Abbott Laboratories as described in Note 1 to such combined financial statements as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories), appearing in the proxy statement/prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such proxy statement/prospectus.

/s/ Deloitte & Touche LLP

Chicago, Illinois

December 22, 2014